Exhibit 99.1

Orla Mining Reports First Quarter 2021 Results and Provides Camino Rojo Construction Update

Construction 22% Complete

VANCOUVER, BC, May 13, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide results for the first quarter ended March 31, 2021.

Figure 1: Crusher Erection (CNW Group/Orla Mining Ltd.)

(All amounts are in U.S. dollars unless otherwise stated)

FIRST QUARTER 2021 HIGHLIGHTS:

  430,000 person-hours worked at the Camino Rojo Oxide Project (the "Project" or "Camino Rojo") with zero lost time incidents ("LTI") since the start of construction. There are currently 826 workers at the Project as part of construction activities with 15% from the local communities, 30% from the State of Zacatecas, and 55% from other states within Mexico.
  Continued development of Camino Rojo with activities now focused on earth moving, concrete pouring, and structural and mechanical installations in the areas of the crushing circuit, Merrill-Crowe plant, heap leach and process pond, camp, and administration offices.
  Camino Rojo engineering is 95% complete and construction is 22% complete. Project capital committed totalled $104.6 million at the end of the first quarter and $107.0 million on April 30, 2021. Contracts and purchases awarded to date have been in line with estimated capital costs.
  Camino Rojo capital expenditures totalled $15.3 million in the first quarter and total $64.3 million for the Project to date, on April 30, 2021, out of a total project capital expenditure estimate of $134.1 million.
  Exploration and evaluation expenditures totalled $4.9 million for the quarter.
  Net loss of $10.8 million or $0.05 per share for the quarter.
  Cash of $31.2 million at March 31, 2021 and $71.7 million on April 30, 2021.
  Payment of $25.0 million to Fresnillo plc ("Fresnillo") in the first quarter, as the first of three staged payments over a three-year period, under the terms of the Layback Agreement.
  Third and final tranche drawdown of $50 million on the Project Finance Facility ("Credit Facility") in April 2021. The funds will be used towards the development of the Camino Rojo Oxide Project. A total of $125 million has now been drawn on the Credit Facility.

"We have carried great momentum into the first quarter of 2021, and I am heartened with the impressive construction progress being made at Camino Rojo," said Jason Simpson, President and Chief Executive Officer of Orla Mining. "In tandem with project construction, we continue to advance the other assets in our portfolio. Despite the challenges posed by the pandemic, our teams have managed admirably in keeping our people and communities safe while creating value for our stakeholders."

CAMINO ROJO OXIDE CONSTRUCTION UPDATE

Detailed engineering is 95% complete, construction is 22% complete, and 96% of project purchase orders have been issued. Most major contracts have been awarded and the selected mining contractor will be mobilizing to site during the second quarter. At the end of the first quarter, commitments for equipment and contracts totalled $104.6 million.

Construction activities have shifted from site clearing to earth moving, concrete pouring, and structural and mechanical installations. Concrete foundations for the primary and secondary crushers have been completed and installation of structural steel for the primary crusher has commenced. All the major components for the crushing circuit have been received on site. The leach pad and process facilities area have been cleared and excavation of the process ponds has begun. Excavation of the pregnant solution pond is complete with only final grading remaining. Heap leach conveyor equipment has started to arrive at site while the construction of the Merrill-Crowe plant has begun with the pouring of concrete and the installation of the cyanide tank. Completion of the plant is expected in October 2021. Drilling and blasting in the pit for production of over liner material commenced in February 2021. Construction of the power line to the project remains ahead of schedule and is nearly 82% complete. Progress on the camp facilities is well advanced, with steel work ongoing. Installation of the office buildings for the EPCM, mining contractor, and Owner´s construction management team is complete. The first gold production is planned for late 2021.

The Updated Camino Rojo Feasibility Study was released on January 11, which includes the layback area from the previously announced agreement with Fresnillo, resulting in a 54% increase in mineral reserves and a larger oxide pit. The Company is planning to complete a 2,500-metre core drilling program on Fresnillo's property and integrate Orla's geological and resource models with Fresnillo's drill data. This work will enable material on the Fresnillo concession to be included in the measured and indicated mineral resource categories and to be included in an updated mineral reserve estimate.

As a condition of the Credit Facility, Orla completed the third and final tranche drawdown of $50 million by the end of April. The funds will be used towards the development of the Camino Rojo Oxide Project. A total of $125 million has now been drawn on the Credit Facility.

Several images highlighting construction progress at the Camino Rojo Project are shown below and additional photographs are available at https://www.orlamining.com/projects/camino-rojo/gallery/.

CAMINO ROJO COMMUNITY ACTIVITIES

Community activities during the quarter included the donation of scholarships and food to the local communities of El Berrendo and San Francisco de los Quijano. The Company is also in Phase 2 of the construction of a local community centre. The Company is working in collaboration with various local service providers to ensure they have an opportunity to participate in construction activities. An updated database of local services and people available for work has been provided to the construction contractors as the Company seeks to encourage opportunities for local procurement and employment.

Orla's community relations team continues to maintain communications with the local communities to understand how the Company can best support them. Due to the necessary physical distancing as a result COVID-19, Orla has reduced direct contact with the local communities as a precautionary measure. Community members over the age of 60 who wanted a vaccination were provided one.

CAMINO ROJO SULPHIDE PROJECT

The Company is advancing multiple development scenarios in parallel on the Sulphide Project, which hosts 7.3 million ounces of gold in measured and indicated mineral resource categories (256 million tonnes at 0.88 g/t)1, and expects to complete a Preliminary Economic Assessment ("PEA") by year-end 2021. The development scenarios being evaluated include: (1) an underground option with processing at Camino Rojo, (2) an open pit option with processing at Camino Rojo, and (3) an open pit option with processing at Newmont's Peñasquito plant.

A 6,000-metre directional core drilling program on the Camino Rojo sulphide mineral resource was completed in April 2021. The main objective of the program was to generate additional information regarding the continuity and geometry of the higher-grade mineralization and to provide new material for geotechnical and metallurgical studies. A portion of the assay results have been received and the remainder are expected in the second quarter. The assay results are being reviewed and interpreted and will be used to support the refinement of the geological model and the definition of metallurgical composites planned during the second quarter of 2021.

CERRO QUEMA OXIDE PROJECT DEVELOPMENT

In Panama, the Company continues work on the Cerro Quema Pre-Feasibility Study ("PFS") update which is expected to be released in the second quarter of 2021. Specific ongoing work includes resource modelling, process and metallurgy design, geotechnical drilling, hydrology testing, and environmental planning and review. The previous Cerro Quema PFS was completed in 2014 by the previous owner. All aspects of the Cerro Quema project have been reviewed, assessed, and updated to support a future construction decision.

2021 OUTLOOK AND UPCOMING MILESTONES

  Maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of employees and local communities.
  Continue construction activities at the Camino Rojo Oxide Gold Project towards a targeted first pour in the fourth quarter of 2021.
  Complete the update to the Pre-Feasibility Study at the Cerro Quema Oxide Gold Project.
  Further the Preliminary Economic Assessment study on the Camino Rojo Sulphide Project for completion in 2021.
  Continue exploration programs with activities focused on supporting study work and new target identification.

COVID-19 RISK MANAGEMENT

The Company maintains robust organization-wide COVID-19 protocols to support the health of  employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including on-site construction, equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

CONSOLIDATED FINANCIAL STATEMENTS

Orla's audited consolidated financial statements and management's discussion and analysis for the three months ended March 31, 2021 are available on the Company's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively.

Qualified Persons Statement

The scientific and technical information related to Cerro Quema and Camino Rojo in this presentation has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., and Mr. Sylvain Guerard, P. Geo., who are the Qualified Persons as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements with respect to the Company's construction and operation of projects, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

 The disclosure in this release uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained in this release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained or referenced in this release may not qualify as "reserves" under SEC standards. In addition, this release uses the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources of any category in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource could ever be mined economically. It cannot be assumed that all or any part of "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" in this release is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") but as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. Investors are specifically cautioned that there are also significant differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" or other measures under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. For the above reasons, information contained in this presentation containing descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

___________________________________
[1] The Camino Rojo Mineral Resource estimate has an effective date of June 7, 2019 and was prepared using the CIM Definition. Additional information can be found in the Camino Rojo Technical Report dated June 25, 2019.

Figure 2: Explosives Magazine (CNW Group/Orla Mining Ltd.)

Figure 3: Pond (Pregnant) Liner Installation (CNW Group/Orla Mining Ltd.)

Figure 4: Merrill-Crowe Plant Construction (CNW Group/Orla Mining Ltd.)

Figure 5: Camp Construction (CNW Group/Orla Mining Ltd.)

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2021/13/c9760.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 16:30e 13-MAY-21